January 5, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	Top Wealth Group Holding Ltd (File No. 333-275684)
Registration Statement on Form F-1
Response to the Staff’s Comments Dated January 2, 2024

Dear Ms. Angelini, Ms. Singleton, Mr. Ecker, Mr. West:

As counsel for Top Wealth Group Holding Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 2, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on December 18, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Form F-1

Management

Compensation of Directors and Executive Officers, page 94

1.	Please update your compensation disclosure as of the fiscal year ended December 31, 2023. Refer to Item 4 of Form 1-A and Item 6.B of Form 20-F.

RESPONSE: In response to the Staff’s comment, we have updated our compensation disclosure as of the fiscal year ended December 31, 2023, on page 94.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036